1166333

02010980

ACT IAA of 1940
SECTION 202(a)(11), 206(4)
RULE 206(4)-3
PUBLIC AVAILABILITY Jan. 25, 2002

NO ACT
P.E 1-25-02
132-02324

January 25, 2002
Our Ref. No. 2002-1251421
National Football League Players Association
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated January 25, 2002 requests that we (i) concur with your view that the National Football League Players Association ("NFLPA") would not be an investment adviser as defined in section 202(a)(11) of the Investment Advisers Act of 1940 ("Act") as a result of its operation of the Registered Financial Advisers Program ("Program") and (ii) confirm that we would not recommend enforcement action to the Commission under section 206(4) of the Act and rule 206(4)-3 thereunder against the NFLPA and investment advisers participating in the Program if those investment advisers make cash payments to the NFLPA as described in your letter and do not treat the NFLPA as a solicitor for purposes of rule 206(4)-3.

FACTS

The Registered Financial Advisers Program

You state that the NFLPA is the sole and exclusive bargaining representative of present and future professional football players in the National Football League ("NFL"). The NFLPA proposes to establish the Program to protect former, current and prospective NFL players ("players") from fraud by certain "financial advisers."[1] You state that players pay dues to the NFLPA for membership services, which would include access to the Program. You note that these dues will not increase as a result of the implementation of the Program. You state that the Program will be operated on a non-profit basis.

You state that the Program will help the players locate "financial advisers," including both individuals and companies that provide various types of financial advice, such as registered investment advisers, registered broker-dealers, insurance agents, financial planners, and other individuals and companies that exercise discretion over player funds, property and/or investments. You state that the NFLPA will make broad outreach efforts to invite as many financial advisers as possible to participate in the Program.

You state that the Program also will provide general information and assistance to NFLPA players. The Program will offer players educational brochures and information about financial matters, investments, insurance coverage, tax and estate planning and fraud concerns.[2]

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1 You state that the NFLPA is aware of at least 78 players who together were defrauded of over $42 million in the past three years.

2 You represent that the provision of educational assistance to players will not result in the NFLPA meeting the definition of investment adviser under section 202(a)(11) of the Act.

CRG/A

Qualifications to Participate in the Program

You state that any financial adviser may participate in the Program if the financial adviser meets the Program's published requirements ("eligibility requirements") and agrees to comply with the Program's published regulations ("regulations"). The eligibility requirements relate to educational training and work experience, legal regulation, and whether a financial adviser has been subject to certain disqualifying events such as a past felony conviction, civil judgments involving fraud, or disciplinary actions by regulatory bodies.[3] You state that the regulations generally address matters including: the financial adviser's compliance with federal and state laws and regulations and professional licensing requirements; maintenance of liability insurance; disclosure to the NFLPA of any change in professional status and any charges or pending proceedings; compliance with fiduciary standards; maintenance of records of dealings with players; and disclosure to players of advisory fees and the risks of recommended financial strategies and investments.

In addition, you state that a financial adviser who is a natural person and applies to participate in the Program will be required to disclose to the NFLPA information relating to the eligibility requirements, cooperate with a background check, pay certain fees,[4] and agree to attend a one-day seminar given by the NFLPA concerning financial considerations that are applicable to players. All registered financial advisers will agree to be bound by specified procedures regarding the denial of registration in the Program or the imposition of certain disciplinary measures on a Listed Adviser. The NFLPA will

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3 You state that the NFLPA may change the eligibility requirements at any time. You further state that any such change in the eligibility requirements will be consistent with all of the representations in your letter. In particular, even if changes are made to the eligibility requirements, the criteria that the Program uses to select financial advisers to register with the Program will not be highly selective, will be designed to result in a broad cross-section and large number of registered financial advisers, and will concern education, work experience, legal regulation and certain disqualifying events. In addition, any changes to the eligibility requirements will not result in any eligibility requirements relating to a financial adviser's financial performance.

4 A financial adviser will pay the NFLPA upon filing an application (i) an application fee of $1,000, and (ii) an initial annual fee of $500. A registered financial adviser will pay an additional annual fee after the first year. An additional fee may be charged to an applicant who, the NFLPA determines, requires further investigation prior to acceptance in, or once admitted to, the Program. You state that the NFLPA will use all of the fees only to defray Program expenses, and will not seek to earn a profit for the NFLPA or its members through the operation of the Program. You state that the NFLPA will disclose to players the fact that the financial advisers pay fees to the NFLPA to participate in the Program, and the amount of the fee.

monitor the compliance of registered financial advisers with the Program's eligibility requirements and regulations.[5]

Operation of Program

You state that after eligible financial advisers have begun to register with the Program, the NFLPA will provide a list ("Advisers List") of registered financial advisers to the players. The Advisers List will be available in a continuously updated electronic version accessible via a web site and in a regularly updated paper form.[6] The Advisers List will contain the name, address, telephone number, e-mail address and website address of each registered financial adviser. You state that a registered financial adviser may provide the NFLPA with a photograph and/or a description of the adviser's services to be included below his or her name on the list. The content of this description will be prepared by the registered financial adviser. Registered financial advisers, however, may provide only descriptive information concerning their services and will not be permitted to "tout" their services in the description. The NFLPA will impose uniform requirements only with respect to the length and formatting of the description. Disciplinary sanctions against any registered financial adviser also will be prominently noted on the Advisers List.

The Advisers List will divide the registered financial advisers into the following categories: (1) firms and their employees will be listed separately from other natural persons (natural persons who are both registered financial advisers and employees of a firm that is a registered financial adviser will be listed alphabetically under their respective employer firm); and (2) firms and natural persons who are not registered as employees of firms will be categorized by the state or multi-state region in which they are based. You state that the NFLPA also may categorize the Advisers List by the services offered by those on the list.[7] The names of the registered financial advisers within each

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5 The NFLPA will not monitor the financial performance of a registered financial adviser. The NFLPA will inform players of this fact by including a written statement on the Advisers List.

6 Access to the paper or electronic version of the Advisers List will be limited to players, registered financial advisers, and to agents who advise players about professional contracts and are certified by the NFLPA ("Certified Agents"). The electronic version of the Advisers List on the web will be password-protected. The NFLPA will not make the Advisers List available to the public. You anticipate that the Program's services may be offered to certain other sports professionals. In connection with this anticipated extension of the benefits of the Program, you have not identified any facts that would cause us to change our legal analysis set forth *infra*.

7 For example, the list may separately categorize those registered financial advisers offering legal services, insurance services and tax and estate planning advice. You represent, however, that all registered financial advisers who are investment advisers under section 202(a)(11) of the Act will be contained in a single category with respect to offered services on the Advisers List.

category will appear on the Advisers List in alphabetical order. The Program will not organize the Advisers List by categories other than the categories described above. The NFLPA represents that the categorization of registered financial advisers described above will not result in a highly selective list of registered financial advisers who are investment advisers under section 202(a)(11) of the Act for each state or multi-state region that is listed.

The NFLPA will inform players that the registered financial advisers meet the Program's eligibility requirements and agree to abide by the Program's regulations by including a prominent written statement to that effect on the Advisers List. The NFLPA also will confirm to a player, based solely on the materials that are required to be submitted or made available to the NFLPA by the registered financial adviser pursuant to the Program, its belief that the registered financial adviser is complying with the requirements of the Program. The NFLPA and the Program will not advise players about the merits or shortcomings of any particular registered financial adviser or recommend the selection, retention or dismissal of any particular registered financial adviser or type of adviser over another.

A player will directly retain a registered financial adviser, and a player is free to retain any financial adviser, whether a registered financial adviser or not.[8] The NFLPA will have no role in the dealings or transactions between players and registered financial advisers, except in connection with monitoring, and providing players with confirmation of its belief concerning, the registered financial advisers' compliance with the Program's regulations, and disciplining registered financial advisers who fail to comply with the regulations. In addition, the NFLPA will not supply any information about specific players to any registered financial adviser.

Program regulations authorize the NFLPA to assist players, upon their request, in reviewing the information that is provided by registered financial advisers to players about proposed financial strategies or specific investments. You state that the NFLPA will provide any assistance of this kind solely to provide players with confirmation of its belief concerning a registered financial adviser's compliance with the Program regulations, and will not specifically recommend or evaluate for a player the merits of any particular registered financial adviser, investment or type of investment.

You state that the NFLPA will deny registration to a financial adviser if the adviser fails to meet the eligibility requirements. The NFLPA or a disciplinary committee, consisting of persons appointed by the President or Executive Director of the NFLPA, may impose disciplinary sanctions on registered financial advisers who violate the Program's regulations.[9]

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[8] A Certified Agent may not, however, provide financial advice to a player unless the Certified Agent registers in the Program; nor may a Certified Agent refer players to financial advisers who are not registered in the Program.

[9] The disciplinary sanctions will include a letter of reprimand and/or revocation or suspension of registration with the Program. The NFLPA will promptly notify all players

ANALYSIS

Whether the NFLPA Will Act as an Investment Adviser in Operating the Program

Section 202(a)(11) of the Act defines the term "investment adviser," in relevant part, as:

> any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . . .

Thus, as we previously have stated, whether a person is an investment adviser depends on whether the person:

(a) provides advice, or issues reports or analyses, concerning securities or the advisability of investing in, purchasing, or selling securities;

(b) provides these services for compensation; and

(c) is engaged in the business of providing these services.[10]

In explaining element (a) above, we previously have stated that a person providing advice to another person as to the selection or retention of an investment adviser or advisers, under certain circumstances, would be deemed to be "advising" others within the meaning of section 202(a)(11).[11] In other words, such advice could satisfy element (a) above because it could constitute providing advice concerning securities or the advisability of investing in, purchasing, or selling securities. Under certain circumstances, however, a person may provide advice to another person as to the selection or retention of an investment adviser or advisers without satisfying element (a) or, therefore, "advising" others within the meaning of section 202(a)(11).[12]

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of any disciplinary sanctions against a registered financial adviser by providing to all players an updated version of the Advisers List and prominently noting the disciplinary sanctions on the Advisers List.

[10] Staff Legal Bulletin No. 11 (Sept. 19, 2000), at text accompanying note 7.

[11] Investment Advisers Act Release No. 1092 (Oct. 8, 1987), at note 6 and accompanying text.

[12] You assert that the NFLPA, through operation of the Program, will not be issuing reports or analyses concerning securities or the advisability of investing in, purchasing or selling securities.

The NFLPA proposes to give advice to players concerning the selection or retention of an investment adviser through its operation of the Program because the NFLPA will be implicitly recommending that players use registered financial advisers who are investment advisers as defined in section 202(a)(11) of the Act ("Listed Advisers") rather than investment advisers who are not Listed Advisers, and will be implicitly suggesting that players not use Listed Advisers who have been disciplined under the Program.[13] We believe, however, that the NFLPA would not be "advising" others through the Program within the meaning of section 202(a)(11) and, therefore, would not be an investment adviser under the Act.[14] Our position is based upon all of the facts and representations set forth in your letter, particularly your representations that:

- The Advisers List will be organized and presented in a manner that does not recommend any Listed Adviser over any other Listed Adviser, other than indicating whether a Listed Adviser has been subject to disciplinary action for violating Program regulations.

- The criteria that the Program will use to select investment advisers as Listed Advisers are not highly selective. The criteria are designed to result in a broad cross-section and large number of Listed Advisers, and concern education, work experience, legal regulation, and certain disqualifying events. Any financial adviser who meets the eligibility requirements and agrees to comply with the Program regulations will be eligible to register as a Listed Adviser.

- None of the eligibility requirements or Program regulations relates to an investment adviser's financial performance.

- The NFLPA will not advise players as to the merits or shortcomings of any particular Listed Adviser.

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13 Any "financial adviser" may apply to, and register with, the Program. The issues raised under the Act with respect to the Program, however, only involve financial advisers who are investment advisers under section 202(a)(11) of the Act. Hereinafter, we use the term "Listed Adviser" to refer only to any investment adviser, as defined under section 202(a)(11) of the Act, who is registered with the Program.

14 *See also* Hopkins & Sutter (pub. avail. Jan. 6, 1984) (we stated that we would not recommend enforcement action to the Commission under the Act if, without registration as an investment adviser, the company provided clients with names of investment managers that were selected based on their prior performance and willingness to enter into certain compensation arrangements with the company and received fees equal to a percentage of all amounts billed by such investment managers to clients who were solicited or who used managers' services because of recommendations by investment managers who were solicited); Hudson Valley Planning Inc. (pub. avail. Feb. 25, 1978); Sebastian Associates, Ltd. (pub. avail. Aug. 7, 1975).

- A player may choose to use the services of any investment adviser, whether or not a Listed Adviser. Players will directly hire and fire Listed Advisers. The NFLPA will have no role in the dealings or transactions between players and Listed Advisers, except in connection with monitoring Listed Advisers' compliance with Program regulations and disciplining Listed Advisers who violate Program regulations.

- The Advisers List will not be tailored to particular players. No attempt will be made by the NFLPA to match particular Listed Advisers to particular players.

- The NFLPA will operate the Program on a non-profit basis. The registration fees to be collected from the Listed Advisers are flat fees that will reimburse the NFLPA only for the costs incurred in operating the screening, monitoring and disciplining functions of the Program. There will be no relationship between the fees that are received by the NFLPA from the Listed Advisers and whether players retain the services of Listed Advisers.

- The NFLPA is not affiliated in any way with any investment adviser that applies to participate in the Program.

Whether the NFLPA Will Act as a Solicitor in Operating the Program

Section 206(4) of the Advisers Act generally prohibits any investment adviser from engaging in any act, practice or course of business that is fraudulent, deceptive or manipulative, and authorizes the Commission by rule and regulation to define, and prescribe means reasonably designed to prevent, such acts, practices and courses of business. Rule 206(4)-3 thereunder prohibits any investment adviser that is required to be registered with the Commission from paying a cash fee, directly or indirectly, to a solicitor with respect to solicitation activities unless certain conditions imposed under the rule are met. Paragraph (d)(1) of the rule defines "solicitor" as "any person who, directly or indirectly, solicits any client for, or refers any client to, an investment adviser." Paragraph (d)(2) of the rule defines "client" as including any prospective client. The Commission proposed and adopted rule 206(4)-3 in recognition of the inherent conflicts of interest that can be present in arrangements in which an individual receives compensation, even on a fully disclosed basis, for referring others to an investment adviser.[15]

You acknowledge that providing a pre-screened list of Listed Advisers to players could be viewed as referring clients and prospective clients to the Listed Advisers under rule 206(4)-3. You argue, however, that we have agreed not to recommend enforcement action to the Commission under section 206(4) of the Act and rule 206(4)-3 thereunder in

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[15] *See, e.g.*, Investment Advisers Act Release Nos. 615 (Feb. 2, 1978) (proposing rule 206(4)-3) and 688 (July 12, 1979) (adopting rule 206(4)-3).

connection with programs that are very similar to the Program.[16] In particular, you represent that the Program is designed to help players locate investment advisers, rather than serving as a means of soliciting clients for specific investment advisers. You further represent that players who access the Program are provided with a list of pre-screened investment advisers to choose from, rather than being steered toward any one investment adviser. You also state that the fees paid by the investment advisers to the Program are flat fees and are not related to the number of referrals to or clients obtained by the investment adviser, and that such fees are disclosed to the players.

Based on the facts and representations in your letter, we would not recommend enforcement action to the Commission under section 206(4) of the Act and rule 206(4)-3 thereunder against the NFLPA and investment advisers participating in the Program if those investment advisers make cash payments to the NFLPA as described in your letter and do not treat the NFLPA as a solicitor for purposes of rule 206(4)-3. Because this position is based on all of the facts and representations made in your letter, you should note that any different facts or circumstances might require a different conclusion. Further, this position expresses our position only with respect to enforcement action, and does not express any legal conclusion on the issue presented.

Anu Dubey
Senior Counsel

[16] *See* International Association of Financial Planning (pub. avail. June 1, 1998); Excellence in Advertising (pub. avail. Dec. 15, 1986).

January 25, 2002

NFL Players Association
2021 L Street, NW
Suite 600
Washington, DC 20036
202.463.2200
Fax 202.857.0380

Douglas J. Scheidt, Esquire
Associate Director
and Chief Counsel
Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Room 5007
Washington, DC 20549

**Re: Investment Advisers Act of 1940, Section 202(a)(11);
1940 Act, Rule 206(4)-3**

Dear Mr. Scheidt:

The National Football League Players Association ("NFLPA") is recognized under the National Labor Relations Act as the sole and exclusive bargaining representative of present and future professional football players in the National Football League. As such, the NFLPA is not engaged in a trade or business for profit.

The NFLPA is also a non-profit tax-exempt organization designated by the Internal Revenue Service. As such, the NFLPA must follow strict guidelines under the Internal Revenue Code to maintain its tax-exempt, non-profit status.

Due to significant problems in the past history of relationships between players and their financial advisors and agents, the NFLPA seeks to establish a Registered Financial Advisors Program ("the Program") in order to protect former, current and prospective NFL players ("players"). The establishment of the Program by the NFLPA raises two distinct, possible legal questions of first impression, to which the NFLPA is seeking appropriate guidance from the U.S. Securities and Exchange Commission ("SEC" or "Commission"). The first issue is whether the NFLPA would be deemed to be an investment adviser pursuant to Section 202(a)(11) of the Investment Advisers Act of 1940 ("the Act"); the second is whether the NFLPA would be considered a "solicitor" under Rule 206(4)-3 of the Act. As set forth below, we seek the SEC's guidance on whether or not we are covered by the Act, and if so what, if any, exemptions might apply.

We respectfully request that the staff (i) concur with our view that the NFLPA would not be an investment adviser as defined in Section 202(a)(11) of the Act as a result of its operation of the Program, and (ii) confirm that it would not recommend enforcement action to the Commission under Section 206(4) of the Act and Rule 206(4)-3 thereunder against the NFLPA and investment advisers participating in the Program if those investment advisers make cash payments to the NFLPA and do not treat the NFLPA as a solicitor for purposes of Rule 206(4)-3.

Part One: The Facts.

I. Background.

In the past decade, players have increasingly fallen victim to fraud by those who invest their money or otherwise give them financial advice. In the past three years alone, the NFLPA is aware of at least some 78 players who have been defrauded of over $42 million. These schemes ranged from a prominent agent, who was not a registered investment adviser under either federal or state law, who nonetheless invested some $15 million of players' money in worthless penny stocks, to a twice-convicted felon who perpetrated a classic Ponzi fraud exceeding $6 million by recruiting former, unsuspecting players as fronts in order to defraud current players. A cursory screening of the background and evident lack of even minimal qualifications of simply these two fraudsters could have saved those of our members whom they defrauded at least $20 million, let alone untold emotional and financial stress. And these few examples, as the SEC Division of Enforcement can attest, unfortunately merely represent the tip of a vast iceberg.

II. The Registered Financial Advisors Program ("The Program").

As a result of the past history of players being systematically defrauded, the Board of Player Representatives of the NFLPA passed a resolution authorizing the NFLPA to establish a program whereby financial advisors to players would be registered and voluntarily regulated by the NFLPA. While all contract advisors or agents must currently be certified by the NFLPA ("Certified Contract Advisors") in order to represent players, pursuant to the collective bargaining agreement, financial advisors are not covered by this framework. For financial advisors themselves, participation in the Program is strictly voluntary. Likewise, any player is free to choose a financial advisor who is either registered in the Program, or who is not registered.

A. Definition of "Financial Advisor".

The Program will define as a "financial advisor" any person who, for compensation in any form, gives any financial advice with respect to a player's funds, property and/or investments of any kind, including, but not limited to investment advice (including securities, commodities, banking, insurance, or real estate), financial planning, budgeting, money management, retirement planning, the purchase of insurance, tax and estate planning, and any other form of financial consultation that permits the advisor to exercise discretion or control over a player's funds, property, and/or investments. As such, "financial advisors" would include both broker/dealers and their associated persons registered with the SEC and NASD, and registered investment advisers, whether covered by the SEC, or the states. It is important to emphasize, however, that "financial advisors," as defined by the Program, would also include financial planners, insurance agents, accountants, attorneys, and other individuals, such as the players' agents themselves, who assume discretion or custody over all or part of a player's funds, property, or investments or render advice on any of the above, and who therefore may not be investment advisers under the 1940 Act, or broker/dealers under the Securities Exchange Act of 1934. See generally SEC Rel. No. IA 1092 (Oct. 8, 1987).

B. Eligibility Requirements.

To be eligible for registration in the Program, a natural person financial advisor must meet the following requirements under our regulations:

1. College Degree

The financial advisor must hold a bachelor's degree from an accredited four-year college or university;

2. Work Experience; Advanced Degree

The financial advisor must have a minimum of three years of relevant work experience and have relevant graduate educational training in the field of his/her financial expertise, such as a Masters in Business Administration or Finance or Juris Doctor, or have at least one of the following (or comparable) professional designations and/or qualifications: Certified Financial Planner, Chartered Financial Analyst, Chartered Financial Consultant, Chartered Life Underwriter, Certified Public Accountant, Certified Investment Management Consultant, Certified Investment Management Analyst, Chartered Mutual Fund Counselor, National Association of Personal Financial Advisors ("NAPFA")-qualified member, Registered Financial Consultant, or have passed a relevant NASD exam and be otherwise NASD-qualified. The qualifications under this paragraph must have been acquired or established by the financial advisor within a reasonable time prior to the application;

3. Professional Qualifications

Every financial advisor must meet the qualification requirements in his or her area of financial expertise. No Registered Player Financial Advisor may render financial advice, in any fashion, to any player outside of the area of financial expertise for which he or she has been granted registration by the NFLPA. The following requirements shall apply to all applicants:

a. Brokers and/or Dealers

Any Broker or Dealer, and/or any "associated person" of a Broker and/or Dealer as defined by the federal securities law, must be duly registered and regulated by the SEC and a member in good standing with the appropriate Self-Regulatory Organization ("SRO"). All applicants under this section must therefore submit a Form BD or Form U-4, as applicable, with their application.

b. Investment Advisers, Financial Planners and All Other Financial Advisors

Any financial advisor, other than a Broker/Dealer as provided for above, an Insurance Agent/Broker, and an attorney or accountant as provided for below, must be a registered Investment Adviser (or an "advisory affiliate" of a registered Investment Adviser as defined by the federal securities law), subject to either federal (SEC) or state law. All applicants under this section must therefore submit a Form ADV (both Parts I and II and applicable Schedules), or state equivalent, with their application.

Any financial planner under this section, in addition to being a registered Investment Adviser under federal or state law as set forth herein, must also have at least one of the following (or comparable) professional designations and/or qualifications: Certified Financial Planner, Chartered Financial Analyst, Chartered Financial Consultant, Chartered Life Underwriter, Certified Public Accountant, Certified Investment Management Consultant, Certified Investment Management Analyst, Chartered Mutual Fund Counselor, Juris Doctor, NAPFA-qualified member, or Registered Financial Consultant.

c. Insurance Broker and/or Insurance Agent

Any Insurance Agent or Insurance Broker must be duly licensed in every state where he/she/it does business. The grant of registration by the NFLPA and consequent Registered Player Financial Advisor status is strictly limited to the sale or advice relating to any insurance product or any form of insurance coverage or other insurance-related products that do not constitute "securities" under the federal securities law. If any financial advice is rendered beyond insurance, the applicant must be a registered Investment Adviser under federal or state law pursuant to the above, or a Broker-Dealer or associated person pursuant the above.

d. Accountants and Attorneys

Certified public accountants, enrolled agents, and attorneys-at-law who are duly licensed and in good standing with the appropriate jurisdictions may be Registered Player Financial Advisors for the sole purpose of providing tax advice and /or estate planning and related counseling, as appropriate. If certified public accountants, enrolled agents, and attorneys render any other form of financial advice, they must meet the professional qualifications set forth above, as applicable;

4. Insurance

The financial advisor must be covered by fidelity bonding and/or professional liability insurance in an amount sufficient to protect against theft and fraud, and also against any errors, omissions, or other conduct by the financial advisor which causes financial damage to any player;

5. Legal Standing

Any financial advisor must be legally authorized to engage in his or her profession. Any person or entity that provides Broker, Dealer, Investment Advisory, Financial Planning, insurance, tax, accounting, and/or legal functions that should be, but is not, registered with the SEC, and/or licensed by appropriate state jurisdictions, is not eligible to be a Registered Player Financial Advisor. Any person or entity that performs any of the above-described functions and is exempt from such registration and/or licensing is also not eligible to be a Registered Player Financial Advisor.

6. Applicants Deemed Unqualified

a. Criminal Record

The financial advisor (or a company or business entity subject to his or her control) must not have any prior conviction, plea of guilty or nolo contendere (no contest), or indictment for a felony or misdemeanor offense under federal or state law involving investments or investment-related business, fraud, breach of fiduciary duty, false statements or omissions, theft, embezzlement, bribery, perjury, forgery, counterfeiting, extortion, wrongful taking of property, violation of any investment-related federal or state statutes, or a conspiracy to commit any of these offenses;

b. Felonies

The financial advisor (or a company or business entity subject to his or her control) must not have any prior conviction, plea of guilty or nolo contendere (no contest), or indictment for any felony offense under federal, state, or military law within the past ten years;

c. Foreign Crimes

The financial advisor (or a company or business entity subject to his or her control) must not have any criminal conviction or plea of guilty or nolo contendere (no contest) under foreign law involving any fraud, breach of fiduciary duty, false statements or omissions, theft, embezzlement, bribery, perjury, forgery, counterfeiting, extortion, violation of any investment-related statutes, or a conspiracy to commit any of these offenses;

d. Civil Judgments

The financial advisor (or a company or business entity subject to his or her control) must not have had any final civil judgment, foreign or domestic, rendered against him/her/it, finding fraud, breach of fiduciary duty, false statements or omissions, misrepresentation, theft, conversion, misappropriation of funds, embezzlement, bribery, perjury, forgery, counterfeiting, extortion, professional negligence, legal malpractice, or violations of any investment-related statutes or regulations or a similar offense under federal, state, or foreign law;

e. Regulatory Discipline

The financial advisor (or a company or business entity subject to his or her control) must not have had any finding, action, or order which resulted in suspension, revocation, disbarment, or other final disciplinary action by the SEC, or any other federal or state regulatory authority, or by an SRO such as the NASD, or a national securities or commodities exchange, or professional association, or any foreign equivalent of the foregoing, finding fraud, breach of fiduciary duty, false statements or omissions, theft, embezzlement, bribery, perjury, forgery, counterfeiting, extortion, violation of its regulations or statutes, or any investment-related violation, or a conspiracy to commit any of these offenses under federal or state law. An Insurance Broker and/or Agent shall not have had any current or prior license revoked, suspended, modified, or otherwise have been disciplined by any jurisdiction governing his/her/its conduct;

f. Bankruptcy

The financial advisor (or a company or other business entity subject to his or her control), within the past seven years, must not be, or have been, generally unable to pay its debts as such debts become or became due, or admitted in writing its inability to pay its debts generally, or made a general assignment for the benefit of creditors, or be the subject of any proceeding or case instituted by or against it seeking to adjudicate it bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debts (including, without limitation, the Securities Investor Protection Act of 1970, or "SIPC,"as amended), or seeking the entry of an order for relief or the appointment of a custodian, receiver, trustee or other similar official for it or for any substantial part of its property;

g. Fidelity Bond Revocation

The financial advisor must not have had a bonding company deny, pay out on, or revoke a fidelity bond covering that advisor;

h. Misrepresentation and/or Other Malfeasance

Any misrepresentation, material omission, or other evidence of misfeasance or malfeasance as disclosed by the financial advisor on the application, or otherwise discovered by the NFLPA, shall deem an applicant unqualified to be a Registered Player Financial Advisor.

i. Duty to Make Full Disclosure on Application

The financial advisor is also under affirmative duty to fully disclose to the NFLPA in an application all information related to the above eligibility requirements, as well as relevant information which bears on the financial advisor's ability and qualifications to represent NFL players.

C. Application Requirements.

1. Filing Application

Any natural person wishing to represent a player as a financial advisor may become a Registered Player Financial Advisor with the NFLPA only if he/she submits an application for registration and is approved for registration by the NFLPA. The applicant financial advisor must submit a completed application, along with any required exhibits and supporting materials. Each applicant financial advisor shall attest to the completeness, truth, and accuracy of all statements made in the application, and any supporting materials requested by the NFLPA.

2. Program Fees

Registration in the Program is voluntary. The applicant (or the applicant's firm) must pay the NFLPA the required application and annual fees as established from time to time by the NFLPA. The initial application fee shall be $1,000 and the annual fee for the first year shall be $500 per individual applicant. A financial advisor will pay an additional annual fee after the first year. An additional fee may be charged to an applicant who the NFLPA determines requires further investigation prior to acceptance in, or once admitted to, the Program. All the fees collected by the NFLPA will be used exclusively to defray the costs of the non-profit Financial Advisors Program.

3. Individual Registration

Registration will be granted to individual persons, and generally not to any firm, corporation, partnership, or other business entity, unless such firm or corporation enters into a separate agreement with the NFLPA pursuant to this section. There is no limitation on the number of individuals in any one firm, corporation, partnership, or other business entity who are eligible for registration.

4. Firm Registration

a. Registration shall be granted to a corporation, partnership, or other business entity ("Firm") that is a Broker and/or Dealer duly registered with the SEC and a member in good standing of an SRO subject to SEC oversight. Registration shall be granted to a Firm that is a duly registered Investment Adviser in good standing with the SEC. All Employees (as defined below) of the Firm, however, must meet all of the eligibility requirements described in II.B above. Pursuant to this registration, a Firm may be permitted to enter into a separate agreement with the NFLPA under which the Firm will not be subject to the Program regulations dealing generally with the Code of Conduct and other requirements set forth in the NFLPA's Regulations and referred to in Sections D and E infra. Firms that perform Broker, Dealer, and/or Investment Advisory services that should be, but are not, duly registered with the SEC and are not members in good standing of an SRO, as applicable, are ineligible for NFLPA registration.

b. Pursuant to this agreement, an Applicant Firm would designate certain of its employees to be considered for the Registered Player Financial Advisor designation hereunder ("the Employees"). In order to be eligible to enter into such an agreement, the Applicant Firm must agree to the following:

c. Obligations of the Applicant Firm

Pursuant to the agreement, the Applicant Firm will ensure that the following requirements are met prior to the NFLPA's approval of any Employee as a Registered Player Financial Advisor:

i. The Applicant Firm will agree that each Employee meets all of the eligibility requirements set forth above, the Employee is a registered representative or registered Investment Adviser in good standing with the SEC and appropriate SRO(s), and the Employee is in good standing with the Applicant Firm itself, in terms of the Employee's character, reputation, experience, and ability at the Firm;

ii. The Applicant Firm will forward a completed Application form for each Employee; and

iii. The Applicant Firm will forward an application and annual registration fee for each Employee.

d. Representations by the Applicant Firm

Pursuant to the agreement, the Applicant Firm represents and acknowledges that:

i. Applicant Firm is, and will remain throughout its registration with the NFLPA, registered and in good standing as a Broker-Dealer or registered Investment Adviser with the SEC and a member in good standing with the SRO(s) of which Applicant Firm is a member;

ii. Applicant Firm will supervise the Employees in a manner consistent with the requirements imposed on the Applicant Firm pursuant to its registrations and memberships, including, but not limited to, each Employee's licensing and registration requirements; and

iii. Applicant Firm will maintain appropriate liability insurance coverage and is a member of SIPC, as applicable.

e. Pursuant to the agreement, the Applicant Firm further agrees that:

i. Each Employee will attend a seminar(s) hosted and conducted by the NFLPA;

ii. The Employee has not, and will not, engage in any conduct which would violate applicable federal, or state laws, or applicable SEC, SRO, or other rules, regulations or standards, including those of the Applicant Firm itself, and the Applicant Firm will promptly notify the NFLPA of any such misconduct of which the Applicant Firm has knowledge;

iii. The Employee shall only use money managers that are approved by the Applicant Firm;

iv. The Applicant Firm will not use the NFLPA's name or likeness in any advertising or promotional material, nor shall the NFLPA use the Applicant Firm's or its affiliates' name or likeness in such material, without the prior express written consent of the parties;

v. The agreement will have no effect upon any right or remedy a player may have against either the Employee or the Applicant Firm under applicable federal or state law, or any rule, regulation, or standard of a federal or state agency and/or an SRO; and

vi. Neither the Employee nor the Firm shall represent that registration with the Program constitutes an endorsement and/or recommendation by the NFLPA of the Applicant Firm or the Employee and their services, or that their registration status constitutes evidence of the Employee's skill, honesty, and competence to represent players. An Employee may represent, however, that he or she is an NFLPA Registered Player Financial Advisor and meets the eligibility requirements necessary to be registered.

f. Pursuant to the agreement, it is understood that:

i. The NFLPA, and its employees and agents, are not required to register as an Investment Adviser with the SEC, or any state regulatory authority, with regard to the activities contemplated by the NFLPA under the Regulations, and that the NFLPA, and its employees and agents, are not subject to the Advisers Act or the rules thereunder, including but not limited to, Rule 206(4)-3, with regard to the activities contemplated by the NFLPA under the Regulations;

ii. Neither the agreement nor the arrangements under it will be deemed to create a joint venture, partnership, or agency relationship by and between any Applicant Firm and the NFLPA; and

iii. Upon violation of the Program regulations applicable to Employees, in accordance with the Program's disciplinary procedures, the NFLPA may either grant, deny or subsequently withdraw any Employee as a Registered Player Financial Advisor. Upon a violation of the Program regulations applicable to Firms, the NFLPA may also terminate its agreement with an Applicant Firm, in accordance with the Program's disciplinary procedures.

D. <u>Program Rules.</u>

Under the Program, a registered financial advisor must abide by the following regulations, among others:

1. Provide to the player (and the NFLPA upon the request and authorization of the player), at the regular intervals, but in no event less than quarterly, itemized statements setting forth the amount charged to the player-client for financial advice, the identity of any investments made in conjunction with that

advice, and an accurate account of the increase or decrease in the economic value of any such investments;

2. Notify any player-clients and the NFLPA promptly of any change in the Registered Player Financial Advisor's professional status. The notification shall include, but not be limited to, any change in employer and any charges or pending proceedings involving his/her actions as a financial advisor. A Registered Player Financial Advisor must also notify the NFLPA of any conduct in violation of the Regulations;

3. Fully comply with all federal and state laws governing the Registered Player Financial Advisor's professional activities. As such, a Broker and/or Dealer must be in full compliance with all applicable SEC, NASD and appropriate SRO regulations, an Investment Adviser must be duly registered and in compliance with applicable federal or state law, and an Insurance Broker and/or Agent must be licensed by the state(s) where he/she/it does business. Any Registered Player Financial Advisor, if a member of a professional association or SRO, must remain in good standing with such association or SRO. These associations or organizations shall include, but not be limited to, the NASD, any national securities or commodities exchanges, or other relevant SRO, the National Futures Association, the Certified Financial Planners Board of Standards, and the American Institute of Certified Public Accountants;

4. If not already subject to regulatory inspections, permit an accountant representative of the NFLPA, with the authorization of the player-client, to audit the relevant books and records relating to any services or financial advice provided to the player-client since the inception of the Registered Player Financial Advisor's professional relationship with the player-client, upon reasonable prior notice and request;

5. Agree to be bound by the Program's arbitration and disciplinary procedures. These arbitration and disciplinary procedures are limited to the denial of registration, a letter of reprimand, suspension of registration, and/or revocation of registration;

6. Agree that he/she/it may only employ, utilize, or recommend Registered Player Financial Advisors to handle a player-client's account or render financial advice for a player, other than for the performance of ministerial functions. However, a Registered Player Financial Advisor may delegate such aspects of his/her services as are reasonable under the circumstances, provided that the player's account and funds remain under the Registered Player Financial Advisor's direct and active supervision;

7. Retain for at least three years all promotional, solicitation, and advertising materials provided to any player and furnish those materials, upon reasonable notice and request of the player, to the NFLPA;

8. Execute and abide by a written contract which describes the services and financial advice to be provided to the player-client and the fees charged for those services and advice. Such contract shall be fully consistent with the Regulations, relevant law, and any rules or regulations otherwise applicable to the financial advisor's profession. A copy of such contract shall be furnished to the player-client and, upon request by the player-client, to the NFLPA;

9. Cooperate fully with the NFLPA in the performance of the NFLPA's functions under the Regulations;

10. Attend a one-day NFLPA seminar(s) for Registered Player Financial Advisors as required by the NFLPA, unless excused for good cause by the NFLPA. The seminar will generally inform the Registered Player Financial Advisors about the Program and its Regulations, and the compensation, benefits and financial issues confronting players generally.

E. Code of Conduct.

A Registered Player Financial Advisor shall have the duty to act in the best interest of his/her player-clients. This shall include the requirements and prohibitions set forth below.

A. Suitability of Investments and Risk Disclosure

1. General Requirements

A Registered Player Financial Advisor shall make a reasonable inquiry of the player concerning his finances to determine whether the proposed investment recommendation or financial advice is suitable for the player. That inquiry shall include, but not be limited to, consideration of the following:

a. The player's assets and liquidity;

b. The player's short and long-term liabilities;

c. The need for diversification in the player's investments to protect against undue risk;

d. The player's risk tolerance, investment objectives, and level of financial sophistication; and

e. Tax, estate, insurance, and retirement planning, where appropriate.

The information obtained from the player by the Registered Player Financial Advisor shall be updated as necessary. A Registered Player Financial Advisor shall not make any guarantees, either directly or by implication, regarding any investment, and shall communicate accurately its terms and potential risks.

2. Alternative Investments

For Alternative Investments (which generally include all investments other than securities listed for trading on a national securities exchange or quoted on an inter-dealer quotation system, investments in U.S. denominated currency, government or municipal securities, certain investment grade debt instruments, certain investment company securities and certain types of insurance), a Registered Player Financial Advisor shall also be required to abide by the following:

a. For each such proposed Alternative Investment, consider the appropriateness and suitability of the investment for the player, as provided for above;

b. Prior to proposing to a player any such investment, deliver to the player a written Notice of Risk; and

c. Prior to the player authorizing any such investment, inform the player of the relevant risks associated with the proposed investment, including, but not limited to, illiquidity, possible loss of principal, fluctuating rates of return, financial solvency, and any additional future investments which may be required or anticipated. Relevant financial statements and supporting documentation on each proposed investment must also be furnished to the player, and to the NFLPA, upon the request and authorization of the player.

B. Improper and Prohibited Conduct

A Registered Player Financial Advisor is prohibited from:

1. Employing any device, scheme, or artifice to defraud a player;

2. Inducing any activity in a player's account that is excessive in size or frequency in view of the player's financial resources and/or sophistication, and the character of the account;

3. Soliciting or obtaining any general power of attorney from a player over his assets or investments;

4. Soliciting or obtaining any limited power of attorney or discretionary authority which is not specifically and reasonably necessary for the Registered Player Financial Advisor to perform his/her services;

5. Commingling any player's funds or other property with the Registered Player Financial Advisor's personal funds. Commingling one or more client funds together is permitted, subject to applicable legal requirements and proper accounting;

6. Placing an order for the purchase or sale of a security if that security is not either registered or exempt from registration under applicable law;

7. Providing false or misleading information to any player, or concealing material facts from any player, in the course of recruiting the player as a client, or in the course of representing or consulting with that player as a Registered Player Financial Advisor;

8. Making any false or misleading statement about his or her ability, degree, or area of competence;

9. Engaging in any unlawful conduct and/or conduct involving dishonesty, fraud, deceit, misrepresentation, or any other activity which reflects adversely on his/her honesty, trustworthiness, professional competence, and fitness as a Registered Player Financial Advisor, or which otherwise jeopardizes his/her effective representation of players;

10. Representing or suggesting to anyone that his/her status as a Registered Player Financial Advisor constitutes an recommendation by the NFLPA of the Registered Player Financial Advisor, or his/her qualifications, or services;

11. Providing or offering money or any other thing of value, or extending credit or loaning money, to any player, or member of a player's family, or anyone in a position to influence the player, where such payment or loan was not disclosed to the player, in advance and in writing, or where such payment or loan would violate any applicable law, regulations, rule, or ethical standard;

12. Engaging in any activity which creates an actual or potential conflict of interest with the effective representation of a player, including, but not limited to, the following:

    a. Convincing a player to purchase stock or property, or to invest in any manner, or loan money or extend credit from, any enterprise or entity in which the Registered Player Financial Advisor fails to disclose, in advance and in writing, his/her own financial or ownership interest, or that of an affiliate or a family member, to the player;

    b. Failing to disclose, in advance and in writing, any commission, finder's fee, or other thing of value that the Registered Player Financial Advisor receives, or is to receive, from any third party or entity, in return for convincing a player to make or not make an investment, or to retain or not to retain a Certified Contract Advisor, or any other person;

    c. Failing to disclose, in advance and in writing, any commission, finder's fee, or referral fee, promised and/or paid to, any third party, in return for that party's agreement to refer a player to him or her;

13. Violating any provision of the Regulations.

14. Any Registered Player Financial Advisor who engages in any prohibited conduct or who otherwise violates the Regulations, shall be subject to discipline.

F. <u>Operation of the Program.</u>

1. <u>Voluntary Participation</u>

The Program will at all times seek to promote the best interest of the members of the NFLPA whom it is designed to protect. Participation in the Program, whether by the players themselves or financial advisors, is strictly voluntary. A player may engage a financial advisor who is not in the Program; a financial advisor may advise a player even though he is not registered in the Program.[1]

A player may choose to use the services of any advisor, whether or not a listed, registered advisor. Players will directly hire and fire registered advisors. The NFLPA will have no role in the dealings or transactions between players and registered advisors, except in connection with monitoring their compliance with Program regulations and disciplining those registered advisors who violate Program regulations.

2. Outreach

The NFLPA will conduct the broadest possible effort to reach as many diverse financial advisors as possible to inform them about the Program and invite their potential participation. We intend to circulate general, descriptive information on the Program both to the national and financial press, which information will not include a list of those advisors who are registered under the Program. See Section II.C.4, below. Moreover, we have specifically reached out to industry associations and other groups, such as the Investment Counsel Association of America, the Securities Industry Association, the Financial Planning Association, NAPFA, the Certified Financial Planners Board of Standards, among others, to ensure the widest possible outreach and participation in our Program.

NFL players currently consist of approximately 80% African-American and other minority groups, while NFL teams are spread out throughout the country, from major metropolitan areas such as New York to small communities like Green Bay, Wisconsin. It is an important goal of the members of the NFLPA to ensure the most diversity possible among financial advisors registered in the Program, while supporting minority businesses as well. At the same time, in order for the Program to meet the needs of the players, not only must diversity among financial advisors be encouraged, but geographical coverage be accommodated as well. Therefore, the NFLPA will make outreach efforts to African-American and other minority applicants as well as to applicants from diverse geographical locations.

3. No Recommendation or Endorsement

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[1] A Certified Contract Advisor may not, however, provide financial advice unless registered in the Program, nor may the Certified Contract Advisor refer players to financial advisors who are not registered in the Program.

The NFLPA will not recommend the advisors who are registered, monitor in any fashion their financial performance, or recommend any specific type of investment, or spending, be it securities, insurance, consumer debt, etc. It is important to recognize that the list of registered financial advisors will include brokers, investment advisers, insurance agents, attorneys, financial planners, accountants and agents. The Program will not recommend any specific type of financial advisor, be it registered investment adviser or insurance agent, or a business manager.

The NFLPA is not endorsing any Registered Player Financial Advisor, and is not responsible for, and disclaims, any liability for the acts or omissions of any Registered Player Financial Advisor. The NFLPA is also not responsible for, and makes no representation concerning, the skill, honesty, or competence of any Registered Player Financial Advisor, or any other person. The Program is also not intended to displace laws or governmental or other regulations applicable to financial advisors, and each financial advisor is responsible for ensuring his/her/its compliance with such laws and/or regulations.

The NFLPA and the Program will not advise players about the merits or shortcomings of any particular registered advisor or recommend the selection, retention or dismissal of any particular registered advisor or type of advisor over another.

4. Listing of Registered Financial Advisors

After eligible financial advisors have begun to register with the Program, the NFLPA will list all financial advisors who are registered in a printed directory and on the NFLPA website. Both the directory and website will be updated regularly (the website continuously). The list on the website will be password-protected and not accessible to the public. The directory likewise will not be made available to the general public. Access to the electronic or printed version of the directory will be limited to players, registered advisors, and Certified Contract Advisors, and others as specified in Section II.F.10 below.

The list will divide the registered financial advisors into the following categories: (1) Firms and their Employees will be listed separately from other natural persons (natural persons who are both registered financial advisors and Employees of a registered Firm will be listed alphabetically under their respective employer Firm); and (2) Firms and natural persons (who are not registered as Employees of Firms) will be categorized by the state or multi-state region in which they are based; and (3) the individual natural persons who are registered under registered Firms will be listed with their respective firms. The names of the financial advisors within each category will appear on the list in alphabetical order.

The NFLPA may also categorize the list into only the broadest categories of services offered by those registered, i.e., those offering financial services, insurance, legal, tax and estate planning advice. All investment advisers under Section 202(a)(11) of the Act registered with the Program, however, will be in a single "services" category.

The NFLPA will not organize the listing by categories other than the categories described above. The NFLPA further represents that the categorization of financial advisors described above will not result in a highly selective list of registered advisors who are investment advisers under Section 202(a)(11) of the Act for each state or multi-state region listed.

The listing will contain the name, address, telephone number, e-mail and website address of the advisor listed. The registered financial advisors who are listed may also, if they choose, provide their recent photograph and a brief description of the kind of services they offer (e.g. investment advice, financial planning, insurance, tax planning, etc.) below his/her name on the list. Firms may offer a similar description. The content of the description will be prepared by the registered advisor or firm. Registered advisors, however, may provide only a very brief (no more than several sentences) descriptive information concerning their services and will not be permitted to "tout" their services in the description. The NFLPA will impose uniform requirements only with respect to the length and formatting of the description. Disciplinary sanctions against any registered advisor also will be prominently noted on the list of registered advisors.

The list of registered advisors will be organized and presented in a manner that does not recommend any registered advisor over any other registered advisor, other than indicating whether a registered advisor has been subject to disciplinary action for violating Program regulations.

5. No Representation as to Financial Performance.

The Program is designed to help ensure the integrity of those who handle a player's money, not how they invest – or not invest – that money. If a financial advisor is registered, the player will simply be informed that the advisor meets the eligibility requirements (e.g. no felony conviction, carries proper insurance, etc.) and agrees to abide by the Program's rules – no more. No representation will be made as to the financial advisor's investment or financial prowess. The representation to the players is simply that those registered have been pre-screened according to clear and objectively defined criteria.

The NFLPA will monitor the compliance of registered advisors with the Program's eligibility requirements and regulations. The NFLPA will not monitor the financial performance of a registered advisor. The NFLPA will inform players of this fact by including a written statement on the list of registered advisors. The NFLPA will further inform players that the registered advisors meet the Program's eligibility requirements and agree to abide by the Program regulations by including a prominent written statement to that effect on the list of advisors. The NFLPA also will confirm to players, based solely on the materials that are required to be submitted or made available to the NFLPA by the registered advisors pursuant to the Program, its belief that a registered advisor is complying with the Program requirements.

6. The Program is Strictly Non-Profit.

When the NFLPA Board of Player Representatives voted to create the Program, this body specifically stated that implementation of the Program shall be accomplished by drafting regulations governing registered financial professionals, hiring appropriate personnel "and the setting of an annual fee to defray the costs" of the Program. The players themselves voted for a Program where they wanted financial advisors to pay fees to defray the costs of the Program. Therefore, they are aware of the fact that financial advisors must pay a fee to register. Moreover, the NFLPA, in its materials about the Program, will clearly reiterate the fact that all advisors have paid a fee to register and will notify players of the amount of the fees.

The fees advisors pay to the Program are solely intended to defray the Program's costs and are not sought to earn a profit for the NFLPA or its members through the operation of the Program. Those costs are substantial and include the salaries of staff to administer the Program, background checks involving public media searches, checking public court records (through Pacer, etc.), regulatory checks (through the NASD, SEC, the states, etc.), credit checks and private database services (e.g. Choicepoint and Autotrack), legal expenses, player communications, seminars for the financial advisors and general, overview education of the players as to fraud and finance in the broadest terms (not geared to any specific player or group of players).

The NFLPA operates the Program on a non-profit basis, in accordance with federal tax requirements necessary to the preservation of its tax-exempt status.[2] The registration fees collected from the registered advisors are flat fees that reimburse the NFLPA only for the costs incurred in operating the screening, monitoring and disciplining functions of the Program. There will be no relationship between the fees that are received by the NFLPA from the registered advisors and whether players retain the services of registered advisors.

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[2] The NFLPA is designated by the Internal Revenue Service as a tax-exempt organization, and as such, must operate pursuant to IRS non-profit law and regulations.

The Program will be maintained with distinct and discrete books and records to separately account for all costs and expenditures. This design will be established to ensure that the fees financial advisors pay to the Program are solely intended to defray the Program's actual costs and not earn any kind of profit for the NFLPA or any affiliate thereof, or any of its members. In this regard, our operation of the Program will be subject to the IRS as a condition of the NFLPA's maintenance of its tax-exempt status.

7. Background Check on Program Applicants.

Registration in the Program will be governed by strict neutral principles and follow a defined protocol for every applicant. Once an application is received the following steps, among others, will be taken:

If an applicant is a registered broker/dealer and/or associated person, or a registered investment adviser, either with the SEC or under state jurisdiction, their relevant U-4 or ADV Form will be checked against their application (for some or most of the application, those forms shall constitute a suitable substitute). The applicant will then be subject to at least the following background check, inter alia:

a.) A complete computer-search of all public media accounts that may reference the applicant;
b.) A Federal court record search for criminal and civil cases concerning the applicant;
c.) State criminal and civil cases will likewise be checked;
d.) The NASD Central Registry Depository will be checked for disciplinary history before the SEC and NASD;
e.) Bankruptcy filings and credit history will be investigated; and
f.) Listed references will be spot-called, and insurance coverage and educational/experiential qualifications verified.

The Program, at all times, will reserve the right to conduct a more extensive background investigation, including, but not limited to checking foreign records, demanding additional relevant documentation and an interview with the applicant.

8. Program Participation and Eligibility.

The criteria that the Program uses to select financial advisors as registered advisors are not highly selective. The criteria are designed to result in a broad cross-section and large number of registered advisors (including registered advisors who are investment advisers), and concern education, work experience, legal regulation, and certain disqualifying events. Any financial advisor who meets the eligibility requirements and agrees to comply with the Program regulations is eligible to register as a registered financial advisor. Conversely, the NFLPA will deny registration to a financial advisor if the financial advisor fails to meet the eligibility requirements.

None of the eligibility requirements or Program regulations relate to a financial advisor's financial performance.

The NFLPA may change the eligibility requirements at any time. Any such change in the eligibility requirements will be consistent with all of the representations in this letter. In particular, even if changes are made to the eligibility requirements, the criteria that the Program uses to select financial advisors to register with the Program will not be highly selective, will be designed to result in a broad cross-section and large number of registered financial advisors, and will concern education, work experience, legal regulation and certain disqualifying events. In addition, any changes to the eligibility requirements will not result in any eligibility requirements relating to a financial advisor's financial performance.

9. General Education.

While the Program will not recommend specific financial advisors or types of financial advisors, it will furnish general, overview educational brochures and information on financial matters and fraud. The provision of educational assistance will not result in the NFLPA meeting the definition of investment adviser under the Advisers Act. For example, players will be educated on past fraud schemes, be informed about common frauds such as Ponzi or pyramid schemes, told of the risks of speculative investments including practices such as day trading, and be made aware of the risks of certain solicitation activities including cold calling, exaggerated promises of exorbitant returns, etc. Moreover, the Program may provide players with only the most general information on sound financial practices, such as diversification of investments, credit, various investment options, appropriate insurance coverage, tax and estate planning, etc.

If a player contacts the NFLPA concerning a specific proposed investment or expenditure, the player will be simply informed whether or not the proposal is made by a Registered Player Financial Advisor (and what it means to be registered). No specific investment or financial advice will be given by the NFLPA. However, under these circumstances, the Registered Player Financial Advisor may be required to submit to the NFLPA the appropriate documentation of his or her proposal to the player, as required by the Program's regulations. The documentation submitted to the NFLPA will only be checked to make sure that such documentation exists and that the player was furnished the documentation. No assessment of the merits of the particular proposed investment or financial advice will be made by the NFLPA.

10. Access to the List of Registered Financial Advisors.

The list of registered advisors will be published in a directory and password-protected website. Access to both the directory and website list will be confined initially (by the NFLPA itself) to players, Certified Contract Advisors, and Registered Player Financial Advisors themselves. The NFLPA is obviously not in a position to prevent any of the foregoing from discussing or distributing the list once access is obtained. However, in an effort to limit the potential for such improper distribution of the list, we will affix a legend thereto prohibiting distribution to any person or entity that has not been granted access directly by the NFLPA under the above criteria, and will educate all those properly granted access by the NFLPA on the need to comply with this prohibition.

The NFLPA has a close relationship with other sports professionals and their respective unions and associations.[3] Therefore, the potential universe of those who have access to the list of Registered Player Financial Advisors and/or the benefits of the Program (e.g. the assistance of the NFLPA in admitting, monitoring and reviewing compliance with Program regulations, etc.) shall include such sports individuals and/or organizations.[4] Any extension of the Program in this manner would only be implemented in full accord with all the principles and provisions of this letter (e.g., the Program would operate on a non-profit basis, etc.).

11. Other Representations by the NFLPA.

While the following representations are largely implicit in what has already been written, they will nonetheless be set forth explicitly here in the interests of complete clarity and disclosure. They are, as follows:

a. Players pay dues to the NFLPA for membership services, which would include access to the Program. These dues will not increase or decrease as a result of the implementation of the Program;

b. The NFLPA will not supply any information about specific players or anyone else, to any Registered Player Financial Advisor;

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[3] For example, the NFLPA directly subsidizes (and shares office space, etc.) with the NFL Coaches Association, the Arena Football League Players Association, and the Major League Soccer Players Association. Similarly, the NFLPA not only shares both agents and financial advisors with the Major League Baseball Players Association, the NBA Players Association and the NHL Players Association, but has an active referral program to workmen's compensation attorneys nationwide, which list is currently shared with the above unions and/or associations as well.

[4] The problems that NFL players experience in being defrauded have also occurred, in similar degree and frequency, in other sports as well.

c. The list of registered advisors will not be tailored to particular players. No attempt will be made by the NFLPA to match particular registered advisors to particular players, or anyone else;

d. The NFLPA is not affiliated in any way with any broker-dealer, investment adviser, or any other financial advisor who might apply to participate in the Program;

e. Program regulations authorize the NFLPA to assist players, upon their request, in reviewing the information that is provided by registered advisors to players about proposed financial strategies or specific investments. The NFLPA will provide assistance of this kind solely to provide players with confirmation of its belief concerning a registered advisor's compliance with the Program regulations, and will not specifically recommend or evaluate for a player or anyone else the merits of any particular registered advisor, financial advice, investment, or type of investment;

f. A registered advisor will be retained and compensated directly by a player. The NFLPA will have no role in the dealings or transactions between a player and the registered advisor, except in connection with monitoring, and providing players with confirmation of its belief concerning the registered advisor's compliance with the Program's regulations, and disciplining registered advisors who fail to comply with the regulations. Either the NFLPA or a disciplinary committee, consisting of persons appointed by the President or Executive Director of the NFLPA, may impose disciplinary sanctions on registered advisors who violate Program regulations. The disciplinary sanctions will include a letter of reprimand and/or revocation or suspension of registration with the Program. The NFLPA will promptly notify all players of any disciplinary sanctions against a registered advisor by providing to all players an updated version of the list of registered advisors and prominently noting the disciplinary sanctions on the list.

Part Two: Legal Analysis.

I. The Public Policy of the Investment Advisers Act of 1940.

We believe that the Program of the NFLPA presents an issue of first impression for the SEC's Division of Investment Management. In no prior letter that we could find has a non-profit labor union sought to pre-screen financial advisors solely to protect its members from recurring fraudulent and abusive practices by unscrupulous financial advisors. Indeed, in many of these letters, the association or company requesting relief appeared to be motivated in whole or part either to earn money for its members, or to profit itself. Because of the unique nature of the union and the limited, well-defined scope of the Program, we urge the Staff to concur in our conclusion that our establishment and operation of the Program should not require the NFLPA to register as an investment adviser under the Act.

The manifest intent of Congress is enacting the Investment Advisers Act of 1940 was to protect investors against fraud. Nothing in the Act, its legislative history or the actions of the SEC would indicate any interest in preventing generally unsophisticated investors themselves from engaging in self-help, through a labor union which they have joined, by creating a mechanism for seeking financial education and other assistance in locating reputable financial advisors.

The fundamental right of employees to self-organization, to form and join labor organizations, to bargain collectively and "to engage in other concerted activities for the purpose of collective bargaining or other mutual aid or protection" (emphasis added) has been firmly established by the National Labor Relations Act and long recognized by the courts. See, e.g., the National Labor Relations Act, Section 7a (quoted above). The Constitution of the NFLPA, moreover, delineates as one of our primary purposes the "improvement of economic" conditions of the players by "the furnishing of information and the providing of membership services." Indeed, many of our player–members come from economically deprived backgrounds, are financially unsophisticated and have comparatively vast wealth thrust upon them at a relatively young age. As such, some of our members have been easy prey for unscrupulous agents and other financial advisors over the past decade.

Indeed, in what we believe is the closest analogous letter to ours, the Division concluded that employers may provide to employees investment information about the employers' defined contribution plans, without being considered investment advisers under the 1940 Act. See Letter from Division of Investment Management to Assistant Secretary Berg, U.S. Dept. of Labor (Dec. 5, 1995), (hereinafter "Dept. of Labor.") The exact same reasoning that the SEC applied to employers providing a service to their employees pertains to a union providing a similar service to its members – perhaps even more so, as the union is an organization dedicated exclusively to the welfare and protection of its members, whereas an employer obviously operates primarily for the benefit of its shareholders rather than its employees. Moreover, ERISA employers are often public or private companies dedicated to the pursuit of profit. As a tax-exempt, non-profit organization, we obviously are not.

As stated in Dept. of Labor: "The employer-employee relationship" – like the union-member one – "is unlike the commercial relationship between an investment adviser and its client that the Advisers Act was intended to regulate." The Staff went on to state in its response that employers – indeed like the NFLPA – who may provide investment-related information to their members "do so not with a profit motive but in an attempt to educate." Id. Such activities are, as here, "to provide a service to its employees" (Id.), or in this case, our members. The reasoning of Dept. of Labor, we submit, is persuasive.

II. Definition of Investment Adviser.

The term "investment adviser" is defined in Section 202 (a)(11) of the Act as:

"...any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities..."

The SEC has taken the position that a person who, for compensation, engages in the business of providing advice as to the advisability of selecting or retaining an investment adviser is himself an investment adviser within the meaning of the Act, as he is necessarily giving advice as to the advisability of investing in, purchasing, or selling securities. See generally Hudson Valley Planning, Inc. (Feb. 25, 1987). To fall under the definition of investment adviser, however, a person must meet three requirements: (1) the person must provide advice regarding securities; (2) the person must be in the business of providing those services; and (3) the person must provide those services for compensation. See Dept. of Labor and Staff Legal Bulletin No. 11 (Sept. 19, 2000).

1. The NFLPA is Not in the Business of Providing Investment Advice.

As set forth above, the NFLPA is a union under the National Labor Relations Act, and the Program is designed solely to provide an additional membership benefit under our NFLPA Constitution. Even more so than the employers providing investment information to their employees (see Dept. of Labor), the NFLPA has no motive that might suggest that the NFLPA is "in the business of" providing investment advice. Indeed, we have ample disincentive to engage in such a business, given that federal tax laws mandate that we not operate a trade or business for profit as a condition to preserving our tax-exempt status under the Internal Revenue Code. Instead, as a service for our members, the NFLPA's Program will simply pre-screen all financial advisors who apply to participate in the Program – be they investment advisers or not – as to their character, reputation and integrity. In short, the NFLPA will not be "engaged in the business" of selecting investment advisers.

There is no relationship between our de minimis initial and annual fees and the performance of the participating advisers, the number of customers they are able to sign up through the program, or any other criterion that might suggest that the NFLPA intends to engage through the Program – either directly or indirectly -- in the investment advisery business. All fees paid will exclusively be devoted to defraying what we anticipate as significant Program costs, and will in no way allow us to garner a profit.

Nor are we seeking to earn a profit from our player-members through creation and operation of the Program. There will be no compensation or separately definable charge to our members to run the Program on their behalf.

In Staff Legal Bulletin No. 11, the SEC staff summarized the relevant criteria for determining whether a person or entity should be viewed as being "engaged in the business" of providing investment advice. A person or entity will be deemed to be thus engaged if that person or entity:

> (a) holds himself, herself or itself out as an investment adviser or as one who provides investment advice;
>
> (b) receives any separate or additional compensation that represents a clearly definable charge for providing advice about securities, regardless of whether the compensation is separate from or included within any overall compensation, or receives transaction-based compensation if the client implements the advice; or
>
> (c) on anything other than rare, isolated and non-periodic instances, provides specific investment advice, including a recommendation or analysis about specific securities or specific categories of securities.

Applying these criteria to our facts, the NFL will not hold itself out as an investment adviser. In fact, and to the contrary, we will specifically and frequently reiterate to our members that we are neither recommending any form of investment advice or investment adviser, or any other financial advisor, nor ourselves providing any form of financial advice. We also will make clear that players are free to retain their own advisors – that the list of advisors we will compile and all other educational services that will be made available through the Program are intended only for the players' benefit and that use of any service is strictly voluntary on their part.

Moreover, as noted above, there will be no "separate or additional compensation that represents a clearly definable charge for providing advice about securities." NFL players will receive the service free of any charge – it is the financial advisors themselves who will defray the costs of the Program. See also Dept. of Labor (an employer who does not "receive separate or additional compensation from employees or third parties that represents a clearly definable charge for providing advice about securities" is not an investment adviser covered by the Advisers Act.)

2. The Program is not Providing Advice About Securities.

The Program will not enable the NFL to "engage in the business of advising...as to the value of securities or as to the value of investing in, purchasing, or selling securities." Investment decisions will be made by the players, with the assistance, if at all, of outside specialists. The Program itself will not give advice regarding the merits or shortcomings of any particular form of investment, whether it be a security, a commodity, or anything else. See Internet Capital Corporation (January 13, 1998) (Website for securities transactions with information on those securities but without specific recommendations on what to buy or sell is not covered by Advisers Act). In addition, the NFLPA, through operation of the Program, will not be issuing reports or analyses concerning securities or the advisability of investing in, purchasing, or selling securities. Furthermore, the Program will not evaluate the investment performance of any financial advisor, nor even recommend that players select or retain an investment adviser as opposed to other financial advisors, such as financial planners, insurance agents, etc.

The real purpose of the Program, at bottom, is to make NFL players as knowledgeable and educated as possible concerning their own finances and investments. Surely a union educating its members to be informed investors, and assisting them by checking out the integrity and background of financial advisors generally, does not render the union itself an investment adviser. Otherwise, every union in the country and every retirement system that has a pension plan, by having its members invest or choosing advisors for the plan's investments, would ipso facto become an investment adviser themselves under the Act.

In addition, we are an IRS-designated tax-exempt organization and, as such, are subject to legal prohibitions against operating for profit. The presence of another regulatory scheme circumscribing our ability to earn a profit provides additional incentive for us to abide carefully and consistently with the representations made in this letter.

Prior SEC no-action and interpretive letters recognize the clear and fundamental distinction between an organization assisting its member in choosing reputable and honest investment advisers, and those engaged in the business, for profit, of evaluating the performance and suitability of selecting or retaining specific investment advisers. Cf. Sebastian Associates, Ltd. (Aug. 7, 1975) (SEC staff agreed not to recommend enforcement action under the Act if a private company representing professional athletes assisted its clients in locating and retaining outside financial advisors, including investment advisers, by evaluating their integrity, reputation, character and fairness, did not register under the Act) and Hudson Valley Planning, Inc. (Feb. 25, 1978) (SEC staff did not object if the company providing names of investment advisers to clients, without performance evaluation or selection and recommendation of an investment adviser, did not register under the Act) with FPC Securities Corp. (Dec. 1, 1974) (Brokerage firm receiving brokerage commissions in return for evaluating the prior investment performance and recommending to its clients specific investment advisers, based on that performance evaluation and continuing monitoring of such performance, is itself an investment adviser under the Act) and William Bye Company, Inc. (April 26, 1972) (Brokerage firm evaluating the rates of return for investment advisers it would recommend in return for receiving directed brokerage fees for its evaluating services is an investment adviser under the Act).

III. Restriction on Payment of Referral Fees.

Rule 206(4)-3 under the Act generally prohibits an SEC registered investment adviser from paying a cash fee, directly or indirectly, to a third party (a "solicitor") for referring clients to the adviser, unless the arrangement complies with certain specified conditions. Providing a pre-screened list of registered financial advisors to players could be viewed as referring clients and prospective clients to the registered financial advisors under Rule 206(4)-3. The staff, however, has agreed not to recommend enforcement action to the Commission under Section 206(4) of the Act and Rule 206(4)-3 thereunder in connection with programs that are very similar to the Program. In particular, the Program is designed to help players locate investment advisers, rather than serving as a means of soliciting clients for specific investment advisers. Players who access the Program are provided with a list of pre-screened investment advisers to choose from, rather than being steered toward any one investment adviser. The fees paid by the investment advisers to the Program are flat fees and are not related to the number of referrals to, or clients obtained by, the investment adviser, and such fees are fully disclosed to the players.

Nonetheless, the relevant issue, in which we seek the SEC's guidance, is whether by establishing a pre-screened list of financial advisors, containing some SEC registered investment advisers, who would be paying a fee for defraying the costs of the Program, the Program itself would be considered a "solicitor" for that investment adviser under the Act.

The Advisers Act and underlying regulations were designed to prevent fraudulent practices by investment advisers who would use third parties to solicit business, without fully informing unsuspecting clients of the nature of their prior solicitation arrangements. As the SEC itself wrote, Rule 206(4)-3 was adopted "because of the inherent conflict of interest which can be present in arrangements pursuant to which an individual receives compensation...for referring someone to an investment adviser." Investment Advisers Act of 1940, SEC Release No. 615. First, as noted above in Part One in the Statement of the Facts, the Program is not receiving compensation as a referral fee. The Program will not operate for profit, and all fees collected will solely be used to defray the Program's own expenses, and for no other purpose. Nor will the Program "refer" any specific investment advisers. While investment advisers will be among those on the Program's pre-screened list, the Program itself will not make a recommendation of any particular financial advisor. Indeed, the Program will not recommend either that players even use investment advisers or invest in securities, as opposed to other financial advisors, such as financial planners or accountants, or other types of investments, such as life insurance. Interpreting the solicitation rule to cover the Program is at clear cross-purposes to the manifest intent of the Rule.

Prior SEC no-action letters buttress the view that Rule 206(4)-3 does not extend to an organization program that simply furnishes to its members a list of pre-screened financial advisors, including registered investment advisers, and is not designed to seek out clients, for compensation, on behalf of a specific investment adviser or advisers. In International Association for Financial Planning (June 1, 1998), a trade association charged its financial planner members an annual fee to defray the costs of participating in a Referral Program. In this Referral Program, prospective clients would be referred to a group of financial planners, based on location and the kind of financial services offered. These planners included registered investment advisers. Moreover, like the proposed Program, a financial advisor had to meet a set of pre-defined eligibility requirements to participate in the Referral Program, including being a member in good standing of the Association, disclosing relevant background and qualifications, agreeing to abide by a Code of Professional Ethics and not having a prior record of past judgments or disciplinary history in connection with the offer or sale of securities or other financial products. Based on these facts, which in all material, legal respects are identical to those of our proposed Program, the SEC staff agreed not to recommend enforcement action under Section 206(4) of the Act and Rule 206(4)-3 thereunder.

There is, however, one important distinction between the IAFP case cited above and our proposed Program. In the International Association for Financial Planning case, the Association was referring outside private clients to the financial planners who were members of the Association in order to reap an economic benefit for the financial planners themselves. There was a clear profit motive to make the referral. By contrast, in our proposed Program, our members can voluntarily consult our list of registered financial advisors only to assure themselves that those individuals do not have criminal records, carry appropriate insurance, etc. (see Part One, supra). If the SEC staff agreed not to recommend enforcement action under Section 206(4) of the Act and Rule 206(4)-3 thereunder in the case where the referral is being made for the benefit of the financial advisors rather than the prospective client, as in the IAFP case, then a fortiori it would be appropriate for the staff to take a similar position under Section 206(4) of the Act and Rule 206(4)-3 thereunder where the same kind of referral is being made for the sole benefit and protection of the prospective player-client.[5]

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[5] A similar result, based on almost identical facts, was also reached in Excellence in Advertising (Dec. 15, 1986).